Exhibit 21.1

MICROCHIP TECHNOLOGY INCORPORATED
LIST OF SIGNIFICANT SUBSIDIARIES

Entity Name	Jurisdiction of Incorporation
MBarb Malta Limited	Malta
Microchip Technology LLC	USA (Delaware)
Microsemi Corp. – Holding	Cayman Islands
Microsemi Corp. – Holding 2	Cayman Islands
Microsemi Corporation	USA (Delaware)
Microsemi SoC Corp.	USA (California)
Microchip Communications, LLC	USA (Delaware)
Microchip Storage Solutions LLC	USA (Delaware)
Microchip Malta BMD Limited	Ireland
Microchip Technology Ireland Limited	Ireland
Microchip Technology Malta Limited	Malta
Microsemi Solutions UK Limited	United Kingdom
Microchip Technology (Thailand) Co. Ltd.	Thailand
Microsemi Solutions Sdn. Bhd.	Malaysia